November 18, 2005

Mr. Jim B. Rosenberg

United States Securities and

 Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0801

Mr. Todd Sherman

United States Securities and

 Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549-0801

Re: NBTY, Inc. (“NBTY” or the “Company”) - File No. 1-31788

Dear Mr. Rosenberg and Mr. Sherman:

In accordance with my phone conversation with Todd Sherman on November 8, 2005 please be advised that NBTY confirms that it will incorporate the following information in future filings:

1.               The Company will separately disclose the rollforward schedule of the promotional program incentive accrual (including all customer charges which were recorded directly against sales) within the Management’s Discussion and Analysis Section.

2.               The Company will disclose the underlying information regarding the nature of the amounts charged to other accounts in the promotional program incentive accrual in fiscal year 2003 within the Schedule II “Valuation and Qualifying Accounts”.

Please let me know if you have any questions.  We appreciate your comments and would be pleased to discuss these matters further at your request.

Sincerely,

/s/ Harvey Kamil
Harvey Kamil
President and Chief Financial Officer